February 12, 2008

Mr. Kevin Woody
Mail Stop 4561
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:          Gateway Tax Credit Fund III, Ltd (the “Company”)
Form 10-K for fiscal year ended March 31, 2007
File No. 0-17711.

Dear Mr. Woody:

This letter is in response to your comment letter dated January 29, 2008.  The comments in your letter are restated herein in bold, followed by our response.

Form 10-K for the fiscal year ended March 31, 2007

Item 2.  Properties

1.
We note from your disclosure that you have identified individual project partnership investments which appear to exceed a 10% significance level in Series 8 and Series 9 as of March 31, 2007.  Further, you have disclosed that you have identified individual project partnership investments which appear to exceed a 20% significance level in Series 7, 10 and 11 as of March 31, 2007.  Please tell us if any investment in project partnerships exceeded a significance level of 10% or exceeded a 20% significance level as of fiscal year end within any of your series based upon the project partnership information available as of December 31, 2006.  Please amend your filing to include separate summarized financial information for each such investment that exceeded a 10% significance level.  Additionally, please amend your filing to include separate financial statements for each such investment that exceeded a 20% significance level.    Reference is made to Rule 3-09 of Regulation S-X and such guidance should be applied to your quarterly reports on Form 10-Q.

The Company believes that it has appropriately applied Reg 210.3-09 of Regulation S-X  because as directed therein it substituted  “20 percent for 10 percent” in the tests used in Reg 210.1-02(w) and further applying such percentages used to tests for a significant subsidiary to the “registrant.”  In the case of the Company, the registrant is Gateway Tax Credit Fund III, Ltd as a whole, and not the individual Series therein.  On an elective basis, the Company chose to present the disclosures in the Company’s Annual Report on Form 10-K for the year ended March 31, 2007 regarding the largest individual project partnership investment balances on the basis of each respective Series.  However, the tests for significant subsidiaries in accordance with Reg 210.3-09 of Regulation S-X are applicable to the “registrant.”

The largest individual project partnership investment of the Company (held by any Series therein) comprised 8.8%, 8.8% and 9.1% of the registrant’s (the Company’s) total assets as of March 31, 2007, June 30, 2007, and September 30, 2007, respectively.

Based upon all of the above, the Company has concluded for each of the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, that neither separate financial statements nor separate summarized financial information are required to be included in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q.

Item 9A. Controls and Procedures

2.
Regarding your evaluation of the effectiveness of disclosure controls and procedures, we note your conclusion is based upon an evaluation date within 90 days prior to the filing of your report.  Please revise such disclosure in your amended filing to disclose your conclusion as of the end of the period covered by your report as required by Item 307 of Regulation S-K.

The Company will amend its March 31, 2007 Annual Report on Form 10-K to correct the Item 9A disclosure reflecting that the evaluation referred to therein occurred as of the end of the period covered by the report.

Mr. Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2008

Note  2 – Significant Accounting Policies

Basis of Accounting

3.
Your disclosure indicates that you changed the period of amortization for intangible acquisition fees during fiscal 2006 from 35 years to 15 years to better approximate the period over which the benefits are realized.  We also note that you made this change very near to the time frame that substantially all of your project partnerships reached or were nearing the completion of their underlying fifteen year tax credit compliance period.  Please help us to better understand why  the original amortization period was established at 35 years and provide us with any available insight with respect to why you did not change the estimated life to 15 years prior to fiscal year 2006.

The 35-year amortization period for the intangible asset, acquisition fees and expenses, was established upon the inception of the Company.  The acquisition of the underlying project partnership investment is the event which caused the acquisition fee to be incurred.  The intangible asset is considered a part of the Company’s investment in each project partnership. However, the cost of this intangible asset was not incurred by the project partnership but rather was part of the cost paid by the Company to the Managing General Partner for services rendered upon acquisition of the investment.  Although not a component of the cost incurred by the project partnership, the 35-year amortization period was selected to approximate the charge the Company could have expected to incur if the cost of the intangible asset was a component of cost of the project partnership.

The 35-year amortization period was initially established based upon an estimate of the useful lives of the underlying physical building assets (i.e. the rental real estate) which are held by the project partnerships and comprise the largest tangible asset of each project partnership investment.  Consistent with this approach, in applying the equity method of accounting the Company includes any unamortized balance of the intangible asset as part of its remaining project partnership investment balance. The result is that historically the Company recognized additional losses on its investments in project partnerships under the equity method beyond its original investment amount and before suspending losses, up to the amount of any unamortized intangible asset.  The tax credit compliance period of 15 years was not originally used because it was not viewed as the holding period for the investment in the project partnerships. No exit strategy had been determined at the time of the original investment. The Company considered the underlying useful life of the property to be the requisite asset life for the resultant intangible asset until such time that it became evident to the Managing General Partner through the adoption of specific policies more fully described below, that the project partnership investments will most likely not be held by the Company for such term.

As of March 31, 2005, (the year-end immediately preceding the accounting change) none of the 133 project partnerships originally held by the Company had been sold.  As of the end of fiscal year 2005, with project partnerships in other funds under management of the Managing General Partner beginning to exit their fifteen year tax credit compliance period in significant volume, the Managing General Partner had not yet formally adopted its policy regarding the process, terms and activities regarding disposition of the Company’s project partnership interests.  One potential strategy was to continue to hold its investments indefinitely until such time as the general partner of the project partnership sold or otherwise decided to rehabilitate the property. This strategy was ultimately viewed as not in the best interest of the Company’s investors. During fiscal year 2006, the Managing General Partner of the Company implemented a number of significant changes in its staffing, emphasis and policies regarding the disposition of project partnership interests.  As a result of these significant changes and new events, there was new information which the Company utilized during fiscal year 2006 to re-evaluate the amortization period for the intangible acquisition fee and expense asset.  These changes and new information which occurred in or just after fiscal year 2006 are summarized below:

1)
In June, 2005, the Managing General Partner created and filled a new staff position,  Manager of Dispositions, whose primary responsibility was to:  a) develop a policy for disposition of project partnership interests exiting their fifteen year tax credit compliance period, b)  present the disposition policy to senior management for formal approval and adoption, c) implement the policy once adopted by managing and overseeing the day-to-day process of disposition of all project partnership interests of funds under the management of the Managing General Partner (including the Company).

2)	Subsequent to his hiring in June, 2005, the new Manager of Dispositions commenced and coordinated a collaborative process of developing a policy for disposition of project partnership interests.
3)	On April 3, 2006, the final draft of a policy statement for disposition of project partnership interests was circulated to senior management of the Managing General Partner for review and approval.
4)
On May 12, 2006, the Board of Directors of the Managing General Partner adopted the new project partnership disposition policy.  As a result of this policy, the Managing General Partner began undertaking an aggressive process of initiating the  disposition of the Company’s project partnership interests on or just before the exit of the project partnership from its fifteen year tax credit compliance period.

5)
During its process of preparing the financial statements for the year-ended March 31, 2006, the Company considered the impact of the above described new staff position and newly adopted policy on the financial statements.  As a result of those changes and new information:  a)  the amortization period for the intangible asset was changed from 35 years to 15 years as the new policy made it clear that there existed a Company policy and procedure to sell or otherwise dispose of the project partnership interest upon its exit from the fifteen year tax credit compliance period, and b)  the disclosures of the “Exit Strategy” as described in Item 1 of the Report on Form 10-K for the Company as of March 31, 2006 were modified and updated to reflect the newly adopted policy.

In accounting for this change, the Company applied the provisions of APB 20, “Accounting Changes.” APB 20 has since been superseded by SFAS 154. SFAS 154 was effective for accounting changes made in fiscal years beginning after December 15, 2005 (for the Company, SFAS 154 was effective for its fiscal year April 1, 2006 - March 31, 2007).

The change in amortization period for the intangible asset acquisition fees and expenses meets the definition of a change in estimate as described in paragraph 10 of APB 20 which states in part that “accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.”  Paragraph 13 of APB 20 states in part that “a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment.”  Paragraph 31 of APB 20 states in part “the effect of a change in accounting estimate should be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both.  A change in an estimate should not be accounted for by restating amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.”

Mr. Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
February 12, 2008

Based upon the application of the provisions of APB 20, the effect of the change in accounting estimate for the change in the amortization period of intangible acquisition fees and expenses was recorded in the Company’s March 31, 2006 Consolidated Statement of Operations as a component of fiscal year 2006 operations.  To enhance the disclosures, the Company quantified and disclosed the effect of the change in estimate on the current year operations in the footnotes, specifically Note 2 – Significant Accounting Policies.

The Managing General Partner effected this change in estimate in each of the Low Income Housing Tax Credit Funds it manages, including two other entities required to file periodic reports under the Securities Exchange Act of 1934 (those two other SEC reporting entities being Gateway Tax Credit Fund, Ltd., and Gateway Tax Credit Fund II, Ltd.).  The remaining duration of the fifteen year tax credit compliance period of the project partnerships in these other funds is different than that of the Company.  This change in accounting estimate was predicated on the new information and more experience with the disposition process, it was not predicated by the  respective tax credit compliance periods’ remaining terms for the underlying project partnerships. This change in accounting estimate was not made in fiscal years ending prior to March 31, 2006 as the new information and policy upon which this change is predicated was developed and adopted during and just after the end of the Company’s fiscal year 2006.

Independent Auditors’ Reports

4.
We note that the audit reports of Donald W. Causey & Associates, P.C. related to Meadowview Apartments, Ltd., and Heatherwood Apartments, Ltd. indicate that the audits were conducted in accordance with both PCAOB standards and auditing standards generally accepted in the United States.  In accordance with the PCAOB standard, reference should be made to only the standards of the Public company Accounting Oversight Board (United States).  Please include revised opinions from Donald W. Causey & Associates, P.C. in an amended filing.

The Company will amend its March 31, 2007 Annual Report on form 10-K to provide revised and corrected audit reports of Donald W. Causey & Associates, P.C., stated in accordance with the PCAOB standard, for Meadowview Apartments, Ltd and Heatherwood Apartments, Ltd.

Exhibit 31.1 and 31.2

5.
It appears that you are using an outdated form of certification and that you have made a number of modifications to such form.   Please amend your filing to include the current form for certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) and provide such certifications in the exact form set forth in Item 601(b)(31) of Regulations S-K.

The Company will amend its March 31, 2007 Annual Report on Form 10-K to correct the form of certifications.

On behalf of the Company, I acknowledge that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Sincerely,

/s/ Jonathan W. Oorlog
Jonathan W. Oorlog
Vice President - Chief Financial Officer
Raymond James Tax Credit Funds, Inc.
(the Managing General Partner of the Company)